15046281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-68183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin — 502-451-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

301 East Elm St.	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Client Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARY HECKEL
Notary Public - State at Large
KENTUCKY - Notary ID # 446983
My Commission Expires August 3, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CLIENT SERVICES, LLC

Financial Statements

December 31, 2014

PRIVATE CLIENT SERVICES, LLC
Financial Statements
December 31, 2014

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Private Client Services, LLC

We have audited the accompanying financial statements of Private Client Services, LLC (a Kentucky limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Private Client Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Private Client Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Private Client Services, LLC's financial statements. The supplemental information is the responsibility of Private Client Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 24, 2015

PRIVATE CLIENT SERVICES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS	
Current Assets	
Cash and cash equivalents	$ 382,999
Cash deposit with clearing organization	100,000
Cash deposit with Depository Trust Clearing Corporation	5,000
Accounts receivable	5,455
Commissions receivable	338,849
Prepaid expenses and other current assets	13,918
Total current assets	846,221
Property and Equipment	
Equipment	57,619
Less accumulated depreciation	(39,810)
Property and equipment, net	17,809
Other noncurrent assets	
Goodwill, net of impairment	17,787
Total noncurrent assets	17,787
Total assets	$ 881,817
LIABILITIES AND MEMBER EQUITY	
Current Liabilities	
Commissions payable	$ 365,950
Accrued payroll liabilities	26,319
Accounts Payable	6,011
Deferred revenue & rep expenses collected	58,391
Total liabilities	456,671
Member Equity	425,146
Total member equity	425,146
Total liabilities and member equity	$ 881,817

The accompanying notes are an integral part of the financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Changes in Member Equity
Year Ended December 31, 2014

Balance at December 31, 2013	$ 270,881
Net income	154,265
Balance at December 31, 2014	$ 425,146

The accompanying notes are an integral part of the financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Income
Year Ended December 31, 2014

Revenues	
Commissions and fees	$ 9,652,029
Other revenues	138,188
Total revenues	9,790,217
Expenses	
Commissions expense	8,204,202
Salaries and wages	917,514
Employee benefits	100,133
Computer expenses and technology	83,775
Brokerage service expenses	82,379
Professional fees	26,533
Rent	66,826
Travel and entertainment	40,567
Licenses and fees	35,403
Postage	20,155
Utilities	14,401
Depreciation	8,558
Bank fees	5,492
Office expenses	5,459
Contracted services	5,397
Advertising	5,100
Dues and fees	2,519
Taxes	1,753
Miscellaneous expenses	1,627
Education and training	1,195
Printing	498
Total expenses	9,629,486
Other income and expense	
Interest Income	2,428
Goodwill impairment	(8,894)
Total other income and expense	(6,466)
Net income	154,265

The accompanying notes are an integral part of the financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Cash received from commissions and fees	$9,853,288
Cash paid for operating expenses	(9,672,441)
Other income received	2,428
Net cash flows from operating activities	183,275
Net change in cash and cash equivalents	183,275
Cash and cash equivalents at the beginning of the year	199,724
Cash and equivalents at the end of the year	$ 382,999

The accompanying notes are an integral part of the financial statements.

Reconciliation of net income to net cash flows from operating activities

Net income	$ 154,265
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	8,558
Goodwill impairment	8,894
Decrease (increase) in assets:	
Commissions receivable	50,959
Accounts receivable	3,788
Prepaid expenses and other current assets	(2,523)
Increase (decrease) in liabilities:	
Commissions payable	(55,709)
Accounts payable	3,881
Deferred revenue & rep expenses collected	8,324
Other accrued expenses	2,838
Net cash flows from operating activities	$ 183,275

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k}(2}(ii).

Entity - These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation - Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $8,558 for the year ended December 31, 2014.

Income Tax Status - The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2014.

The Company's federal and various state income tax returns for 2011 through 2013 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $5,100 at December 31, 2014.

Goodwill - Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill will be written down to fair value and a corresponding impairment loss will be recognized. The fair value impairment loss for the year ended December 31, 2014 was $8,894.

Subsequent Events -The Company has evaluated events and transactions through February 24, 2015, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company maintains a $100,000 account balance with its clearing broker as a minimum balance requirement. As of December 31, 2014, the balance is classified accordingly in the accompanying statement of financial condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2014.

NOTE 4 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company was $30,461 at December 31, 2014. At December 31, 2014 the Company's net capital was $316,028 which was $285,567 in excess of its minimum net capital requirement.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees meeting certain eligibility requirements. For the year ended December 31, 2014, the Company's contribution to the plan was $13,451.

NOTE 6- RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a related entity. Rent expense paid to the related entity by the Company during 2014 was $63,960.

NOTE 7 - STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2014, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

PRIVATE CLIENT SERVICES, LLC

Schedule 1 - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital	
Total member equity	$ 425,146
Receivable from non-customer	(5,455)
Commission receivable non-allowable	(54,139)
Property and equipment, net	(17,809)
Goodwill	(17,787)
Other assets	(13,918)
Haircut on other securities	(10)
Net capital	316,028
Aggregate indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 365,950
Accounts payableand accrued payroll liabilities	32,330
Deferred revenue & rep expenses collected	58,391
Other unrecorded amounts	237
Total aggregate indebtedness	$ 456,908
Computation of basic net capital requirement	
Minimum net capital required	$ 30,461
Excess net capital	$ 285,567
Excess net capital at 10% of aggregate indebtedness	$ 270,337
Percentage of aggregate indebtedness to net capital	144.58%
Reconciliation with company's computation (included in pan II of form X-17A-5 as of December 31, 2012)	
Net capital, as reported in company's part II (Unaudited) FOCUS report	$ 316,028
Effect of audit adjustments on accounts included in the net capital calculation	-
Net capital per above	$ 316,028

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form x-17 A-5 as of December 31, 2014

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Private Client Services, LLC

We have reviewed management's statements, included in assertions made in Part 11A of Private Client Services, LLC's (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 24, 2015

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Private Client Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Client Services, LLC's compliance with the applicable instructions of Form SIPC-7. Private Client Services, LLC's management is responsible for Private Client Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) There was no overpayment applied to the current assessment from the Form SIPC-7 on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 24, 2015